FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2008
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax+27 11 484-0639
www.goldfields.co.za

Enquires

Willie Jacobz
Tel   +27 11 644-2460
Fax   +27 11 484-0639
Mobil 082 493 1377

Reidwaan Wookay
Tel   +27 11 644-2665
Fax   +27 11 484-0639
Mobil 084 878 4566

Gold Fields Reports Sufficient Power Supply for Maintenance Work but Not For Production

Johannesburg, Monday, January 28, 2008:   Further to the press release issued on Friday, January 25, Gold Fields Limited ("Gold Fields") (NYSE, JSE, DIFX: GFI) reports that its power supply has been restored to 71% of total average consumption. Fifty percent of Gold Fields' normal electrical consumption is required simply to pump, ventilate and refrigerate its operations.

The amount currently available is sufficient for essential maintenance, pumping, ventilation, refrigeration, opening up faces and making safe, but not for production or beneficiation purposes, as agreed with Eskom.

This situation will be maintained until at least Wednesday at which time a further meeting will be held with Eskom and other stakeholders with a view to increasing sustainable power supply from the current 71%, and a commensurate resumption of production.

Shareholders will be informed of any new developments as they occur.

ends

Enquiries
Willie Jacobsz
Tel: 011-644-2460
Mobile: 082 493 1377

About Gold Fields

Gold Fields Limited is one of the world's largest unhedged producers of gold with attributable production of more than four million ounces per annum from eight operating mines in South Africa, Ghana and Australia.

A ninth mine, the Cerro Corona Gold/Copper mine in Peru, is expected to commence production by mid 2008 at an initial rate of approximately 400,000 gold equivalent ounces per annum.

The company has total attributable ore reserves of 92 million ounces and mineral resources of 252 million ounces.

Gold Fields employs some 47,000 permanent employees across its operations and is listed on the JSE Limited South Africa (primary listing), the New York Stock Exchange (NYSE) and the Dubai International Financial Exchange (DIFX).

All of Gold Fields' operations are ISO14001 certified. For more information please visit the Gold Fields website at www.goldfields.co.za.

Directors: A J Wright (Chairman), I D Cockerill[†] (Chief Executive Officer), K Ansah[#], N J Holland[†] (Chief Financial Officer), J G Hopwood, G Marcus, J M McMahon[†], D N Murray, D M J Ncube, R L Pennant-Rea[†], P J Ryan, C I von Christierson
[†]British, [#]Ghanaian
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 28 January 2008

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
           Relations and Corporate Affairs